STARWOOD/FLORIDA FUNDING, L.L.C.

Three Pickwick Plaza, Suite 250
Greenwich, Connecticut 06830

203-861-2100

EUGENE A. GORAB                                   Facsimile:
Managing Director                                 203-861-2101

VIA FAX AND FEDERAL EXPRESS

September 12, 1996


Arvida/JMB Partners, L.P.
900 North Michigan Avenue
Chicago, Illinois  60611
Attention:  Mr. Stephen Lovelette


Ladies and Gentlemen:

     Based upon the preliminary information that has been provided to us concerning Arvida/JMB Partners, L.P. and its subsidiaries and affiliates listed on Exhibit A (the "Borrower") and the assets currently owned by the Borrower (the "Property") and subject to the conditions, terms and provisions set forth in this letter agreement (herein, the "Commitment") and to Borrower's compliance with all of its duties and obligations hereunder, Starwood/Florida Funding, L.L.C. and/or one or more of its affiliates or co-investors (individually and collectively, "Starwood" or "lender") hereby commits to the making of a $160 million term loan (the "Term Loan") on the terms and conditions hereinafter set forth. By your acceptance of this Commitment, you agree, subject to the satisfaction of the conditions set forth in Paragraph II(c), to borrow the Term Loan from Starwood. Borrower has represented to lender that a purpose of the Term Loan is, among other things, to enable Borrower to make a distribution of approximately $350 per limited partnership unit to Borrower's limited partners.

I.   TERMS OF DEBT.

Borrower: Arvida/JMB Partners, L.P.

Term Loan
Facility Amount:$160,000,000, comprised of the Tranche A Secured Term
               Loan ("Tranche A") in the amount of $80,000,000 and the Tranche B Secured Term Loan ("Tranche B") in the amount of $80,000,000. Tranche A and Tranche B are sometimes collectively referred to as the "Term Loan".

Points: There shall be points in the amount of $1,600,000, which shall be earned and payable in full at closing in consideration of Lender's funding the Term Loan, but only if the closing occurs.


TRANCHE A

Maturity:      June 30, 2002

Amortization:  Principal payments (the "Base Amortization") of
               $10,000,000 per annum shall be required on the last day of each calendar year commencing with the calendar year 1997, with the first such full payment of $10,000,000 to be due on December 31, 1997; provided, however, that if either or both of Arvida Parkway Center and/or the Weston cable system have not been sold and conveyed in 1997 and 1998, respectively, as contemplated in the projections agreed to by Borrower and Lender and, on account thereof, there would be insufficient net cash flow to pay such required Base Amortization in the applicable calendar year, then a portion of the required Base Amortization due in each or both of such years, as applicable, will be deferred in the ratio that the projected net proceeds of the applicable sale bears to the projected cash flow after project financings of Borrower for such year as set forth in said projections, the amount of any such deferral to be due on the earlier to occur of (a) closing of the sale of such asset, or (b) December 31, 1998 on account of Arvida Parkway Center and December 31, 1999 on account of Weston cable. If the foregoing provisions are applied the amount to be distributed to the partners of Borrower shall be withheld until all principal payments so deferred have been paid. Additional required amortization shall be in accordance with "Application of Proceeds" set forth below. Tranche A may be prepaid at any time and from time to time in whole or in part with a prepayment premium equal to 1% of the amount being prepaid; provided, however, that except as set forth in the next sentence, said prepayment premium shall apply only if such prepayment was from a refinancing of Tranche A, other than an initial disposition by lender or refinancing of all or any part of its interest in Tranche A as described in the Section below entitled "Interest". Any repayment following the acceleration of maturity of Tranche A (whether on account of default or change of control) shall be deemed a prepayment and the premium set forth above shall apply to such prepayment without regard to the source of proceeds therefor.

Interest:      LIBOR + 325 bps per annum or Base or Prime Rate plus
               125 bps per annum, each calculated on the basis of a 360-day year for the actual number of days elapsed.
               1, 2, and 3 month LIBOR periods shall be made available, at Borrower's option. Accrued interest shall be due and payable in arrears and in any and all events. Interest calculated at the Base or Prime Rate shall be payable monthly and on the maturity of the Tranche A Loan. Interest calculated based on LIBOR shall be payable at the end of each LIBOR period but in any event at the maturity of the Tranche A loan.
               If Tranche A, or any portion thereof, is placed with another lender, and if such other lender agrees to an interest rate which is less than that set forth above, Starwood shall make such lower rate on Tranche A (or such portion thereof) available to Borrower. Starwood and Borrower shall cooperate in attempting to place
               Tranche A (or any portion thereof) with another lender at a lower cost of funds to Borrower. The Prime or Base Rate for any day shall be a rate per annum equal to the higher of (i) the rate of interest for such day publicly announced by The Chase Manhattan Bank in New
               York City from time to time as its Prime Rate or (ii) the sum of 0.625% plus the federal funds rate.

TRANCHE B

Maturity:      June 30, 2002

Amortization:  None required prior to maturity, whether scheduled or by reason of acceleration. Tranche B shall be prepayable in whole or in part from time to time. Any prepayment occurring during the first 36 months of the term shall be accompanied by payment of "Yield Maintenance" plus 1%. Thereafter, any prepayment shall be accompanied by a 1% prepayment premium.

               Any repayment following acceleration of maturity of Tranche B (whether on account of default or change in control) shall be deemed a prepayment and the Yield Maintenance plus 1% or the 1% premium, as applicable, shall apply to such prepayment.

               "Yield Maintenance" shall be an amount determined at the time of prepayment as shall equal the present value of the excess of (i) an amount equal to the sum of the then remaining scheduled payments of interest on the principal prepaid through the third anniversary of the closing date of Tranche B plus the principal prepaid (assuming that all principal were repaid at the third anniversary of the closing date of Tranche
               B) over (ii) an amount equal to what would be the sum of the then remaining scheduled payments of interest on the principal prepaid through the third anniversary of the closing date of Tranche B plus the principal prepaid were all principal paid at the third anniversary of the closing date of Tranche B and were interest calculated at the Specified Rate, with said excess of (i) over (ii) to be present valued to the date of prepayment using the Specified Rate as the applicable annual discount rate. As used herein, "Specified Rate" means, as of the prepayment date, the then average yield to maturity on US Treasury Obligations maturing at, or approximately at, the third anniversary of the closing date of Tranche B.

Interest:      A fixed interest rate of 15% per annum, calculated on
               the basis of a 360-day year for the actual number of days elapsed, to be paid in full and in any and all events, quarterly in arrears.



PROVISIONS APPLICABLE TO TRANCHES A AND B

Application of
Proceeds:      Except for the aggregate initial distribution to the
               partners of Borrower provided for in the approved
               Statement of Sources and Uses, all net cash flow
               (including net cash flow generated from operations, dispositions, project financings and refinancings it being agreed that debt service on permitted project financings and project refinancings will be deductions in determining net cash flow) shall be swept (no less frequently than bi-weekly, except that net financing or refinancing proceeds shall be deposited into the Collateral Account when received) into an account (the
               "Collateral Account") with the collateral trustee of the Term Loan for application in the following order of priority:

               (i) First, to reasonable and customary trustee's and servicer's fees and costs;

               (ii) Second, to amounts (other than scheduled debt service payments or required reserves) owing under the documents evidencing and/or memorializing Tranche A (the "Tranche A Loan Documents"), including, but without limitation, any principal, interest or other amounts owing as a result of any Event of Default under the Tranche A Loan Documents;

               (iii)Third, to scheduled interest payments then due and payable under Tranche A;

               (iv) Fourth, to amounts (other than scheduled debt service payments or any reserves) owing under the documents evidencing and/or memorializing Tranche B (the "Tranche B Loan Documents"), including, but without limitation, any principal, interest or other amounts owing as a result of any Event of Default under the Tranche B Loan Documents;

               (v) Fifth, to pay scheduled interest payments then due and payable in respect of Tranche B;

               (vi) Sixth, to pay Base Amortization;

               (vii)Seventh, to fund any deficiencies in the "Interest Reserve Account";

               (viii) Eighth, commencing with the calendar year 1997, to release to Borrower the "Maximum Distribution Amount" per partnership unit per annum, non-cumulative, subject to the satisfaction of the provisions of the first two sentences of clause (v) of the covenants and only so long as there shall be no monetary default or other Event of Default under the Tranche A or Tranche B Loan Documents, including, but without limitation, any default in Borrower's then being in compliance with its "Covenants";

               (ix) Ninth, to reduce (in the order of maturity thereof, e.g., if $2,500,000.00 were paid pursuant to this subparagraph (ix) in 1997, it would apply toward the scheduled principal payments next becoming due in 1998, 1999, etc., under subparagraph (vi), respectively, above) the outstanding principal balance of Tranche A until no principal shall remain outstanding under Tranche A; and

               (x) Tenth, the balance (including any cash from time to time in the Collateral Account which is not at such time to be distributed under certain of the preceding clauses due to timing and reserve requirements) shall be deposited into the "Cash Reserve Account".

               The "Maximum Distribution Amount" shall be $26.39 times the number of limited partner units (404,000) for each of 1997 and 1998 and for each year thereafter shall be the greater of (x) $26.39 times the number of limited partner units (404,000) and (y) the taxable income allocable to the partners for such year as demonstrated to Lender's reasonable satisfaction, times an assumed overall tax rate of 40%, but in no event more than $47.50 times the number of limited partner units (404,000).


               Notwithstanding the foregoing, in the event of any Event of Default occurring with respect to the Term Loan, lender reserves the right to require that all gross proceeds from operations, sales, financings and refinancings be swept immediately into the Collateral Account and, in such event, the order of priority for application of said gross proceeds shall be as set forth in any agreements between the holders of the Tranche A and Tranche B pieces and said proceeds shall be applied immediately upon demand by lenders.

               Prior to an Event of Default, distributions under clauses (i) through (vii) shall be made on a monthly and/or quarterly basis, as applicable, to pay amounts currently due and payable under or with respect to Tranche A and Tranche B. Distributions under clauses
               (viii) and (ix) for a calendar year shall be made annually within 60 days after the end of such calendar year and only after appropriate reserves for anticipated net deficiencies as set forth in the applicable budgets prepared by Borrower and approved by lender have been established. Subject to maintaining the appropriate reserve as described above, funds then in the Cash Reserve Account may be used for such purposes.

Reserves:      (i)  An interest-bearing "Interest Reserve Account"
               shall be established with a financial institution approved by lender at closing and Borrower shall deposit $4,000,000 into such account at closing.
               Prior to any default, proceeds in such account shall be used solely to fund any shortfalls from the Application of Proceeds to pay scheduled interest payments on Tranche A and on Tranche B. Said account shall be replenished from time to time as set forth in Application of Proceeds so as to maintain a balance of no less than $4,000,000 (which shall be adjusted prorata as the principal amount outstanding on Tranche
               A is reduced provided no Event of Default exists).
               Following an Event of Default, proceeds in said account may be applied by the lender to any amounts due or owing under the Loan Documents.

               (ii) An interest-bearing "Operating Reserve Account" shall be established and maintained by Borrower at closing and Borrower shall deposit $5,000,000 into such account at closing. Proceeds in such account shall be used to fund operating expenses and capital costs in accordance with lender-approved budgets.
               Said account shall be replenished from time to time out of gross cash flow (and deposits into said account shall be deducted in determining net cash flow) so as to maintain a balance of no less than $5,000,000. In the event that the debt services coverage ratio as described in clause (v) of the Section entitled "covenants" measured on a rolling four quarter basis, is less than 1.6 to 1 for 2 consecutive quarters, the Operating Reserve Account shall immediately be re-established as an account designated by lender in which lender has a security interest and thereafter distributions from said account shall require lender's approval, and following an Event of Default, proceeds in said account may be applied by the lender to any amounts due or owing under the Loan Documents.

               (iii)An interest-bearing "Cash Reserve Account" shall be established at closing with a financial institution approved by lender. Prior to any Event of Default, proceeds in such account may be used to prepay Tranche B principal with applicable Yield Maintenance and/or premiums and to fund certain items as elsewhere herein expressly set forth. Said account shall be replenished from time to time as set forth in Application of Proceeds. Following an Event of Default, proceeds in said account may be applied by the lender to any amounts due or owing under the Loan Documents.


               (iv) In the event that real estate taxes for a calendar year are not paid by Borrower by November 30 in such calendar year, interest-bearing impound accounts with a lending institution approved by lender shall be established for monthly deposits against accruing real estate tax and assessment liabilities for the following quarter in equal installments over the number of months to and including the month in which such taxes are due and payable. After an Event of Default such monthly deposits must be in an amount determined by lender to be sufficient to cover annual amounts accruing for real estate tax and assessments liabilities. Prior to any Event of Default, proceeds in such account shall be used solely to fund the items reserved for in such account. Said account shall be funded monthly from gross cash flow (and deposits into said account shall be deducted in determining net cash flow). Following an Event of Default, proceeds in said account may be applied by the lender to any amounts due or owing under the Loan Documents.

               Any of Borrower's unrestricted cash on hand at closing as set forth in the approved Statement of Sources and Uses after the establishment of reserves and payment of all other costs relating to the Term Loan, and exclusive of any funds to be distributed pursuant to the first sentence of the Section on Distributions and Fees, shall be deposited into the Collateral Account and applied as set forth in a closing statement of sources and uses prepared by Borrower and approved by Lender.

               Lender shall have a first and prior security interest in all of the aforesaid accounts.

Distributions
& Fees: Following the closing of the Loan, except for the aggregate initial distribution to the partners of Borrower provided for in the approved statement of sources and uses (estimated to be approximately $149,000,000), no distributions shall be made to the partners of Borrower except from proceeds released to Borrower pursuant to the Eighth Level of Application of Proceeds. Such distributions for a calendar year (which shall not exceed the Maximum Distribution Amount, non-cumulative) shall be made no more frequently than once, annually, on or before February 28th of the following calendar year, and prior to distribution, amounts which would otherwise be distributed pursuant to said Eighth Level shall be held in the Cash Reserve Account. No fees, cost reimbursements or other amounts, other than fees, cost reimbursements and other amounts pursuant to an approved budget or permitted distributions to partners, shall be paid to the general partner nor to any affiliates of the general partner.

Late Charges:  Any installment of debt service not paid when due
               (except that Borrower will be given a five day grace period as to the payment of late charges once in a consecutive twelve month period) shall be subject to a late charge in the amount of 3% of the installment not paid when due, which late fees will be credited against default interest if the delinquent payment and late charge are paid within thirty (30) days of the due date.

Default Interest:From and after the occurrence of an Event of Default or maturity, whether schedule or accelerated, all amounts outstanding under the Tranche A Loan Documents and Tranche B Loan Documents shall bear interest at the lesser of (i) 5% per annum in excess of the actual interest rate (including interest required to be paid currently and deferable interest) otherwise applicable or (ii) the highest lawful rate permitted by applicable law.

Collateral:    As to all assets currently or in the future owned by
               the Borrower (the "Property"):

               (i) On all portions of the Property consisting of real property, tangible personal property or intangible personalty relating thereto, including, but without limitation, land, improvements thereto and furniture, fixtures and equipment relating thereto (collectively, the "Real Property"), Borrower shall grant a first lien mortgage and deed of trust lien on the Real Property and a first lien security agreement (as to tangible and intangible personalty associated with the Real Property), as well as a first lien assignment of rents, profits, leases, contracts, licenses, permits and other agreements with respect to the Real Property, all as security for repayment of all amounts owing from time to time under or pursuant to the Tranche A Loan Documents and Tranche B Loan Documents (collectively, the "Loan Documents"); provided, however, that said liens shall be second liens to those securing the "Existing Financing" as to the collateral currently securing the Existing Financing; and provided further, however, that said liens shall be second liens to those securing "Project Financing" as to the collateral for such Project Financing. Consents are needed from lenders under the Existing Financing as set forth on Exhibit B and Borrower shall make a good faith effort to obtain the consent from those lenders to the second lien provided for herein;

               (ii) On all portions of the Property consisting of direct and indirect interests in entities (collectively, the "Entity Interests"), Borrower shall grant a first lien pledge and assignment of the Entity Interests, together with a first lien assignment and pledge of all distributions, proceeds and profits in respect of or pursuant to such Entity Interests, all as security for repayment of all amounts owing from time to time under or pursuant to the Loan Documents. Consents are needed to grant the liens set forth in this clause (ii) for those Entity Interests listed on Exhibit C and Borrower will make a good faith effort to obtain such consents;

               (iii)On all remaining portions of the Property, including, but without limitation, all tangible or intangible personal property not dealt with above (collectively, the "Remaining Property"), Borrower shall grant first lien pledges and assignments of the Remaining Property, together with a first lien assignment and pledge of all distributions, proceeds and profits in respect thereof or pursuant to such Remaining Property, all as security for repayment of all amounts owing from time to time under or pursuant to the Loan Documents. Without limitation, except as otherwise provided herein, lender shall have a first lien security interest on all reserve accounts referenced herein and no disbursements shall be made from such accounts except as directed by lender.

               The collateral interests of the Term Loan shall be pari passu and the tranches of the Term Loan shall be cross-defaulted. Notwithstanding the foregoing, if the Tranche A is placed with another lender as a senior piece, the holder of the Tranche B shall subordinate its security interest in the collateral pursuant to a subordination and intercreditor agreement reasonably satisfactory to both lenders, it being expressly agreed, however, that the Tranche B shall in any event retain, without any requirement for delay or postponement, whatever rights it may have in the event of the occurrence of an Event of Default, including, without limitation, foreclosure, appointment of a receiver and acceleration and all of its rights in or with respect to bankruptcy.

               Subject to lender's review and approval of the documentation of the Existing Financing and of the collateral therefor, the Term Loan shall be subject to the "Existing Financing", which means, collectively,
               (1) $11.567 million of first mortgage financing secured by Arvida Parkway Center, (2) $7.579 million of first mortgage financing on the Weston Lakes Plaza,
               (3) $8.029 million of first mortgage financing on the Country Isle Plaza, (4) $3.0 million of non-recourse third-party financing on Cullasaja (not including deferred interest added to principal), and (5) $11.7 million of construction financing secured by Grand Bay Buildings #2 and #5 (with all net proceeds from Grand Bay Buildings #2 and #5 after the retirement of said construction financing to be applied to retire Tranche
               A).

               Partial release mechanisms reasonably acceptable to lender and Borrower for the collateral in the event for the sale of portions thereof from time to time will be established in the loan documentation. Mechanisms reasonably acceptable to lender and Borrower will also be established for granting lender first mortgage liens on after acquired property, whether by Borrower or existing or newly created subsidiaries or affiliates.

Outside
Closing Date: December 1, 1996, subject to extension pursuant to clause (c)(ii) of Article II hereof.

Covenants:     (i)  No secondary encumbrances or other financing
               (recourse or nonrecourse) of any kind shall be permitted except as otherwise expressly provided herein. No assets shall be acquired except as set forth in the approved budget or as otherwise expressly permitted or consented to by lender and/or any other lender whose approval is required.

               (ii) No senior encumbrances shall be permitted except for: (1) the Existing Financing (including any refinancing of the loans described in 1 through 3 but not 4 and 5); (2) an aggregate total $50 million (less amounts outstanding from time to time on the loans referenced in clauses [2] and [3] in the definition of Existing Financing above) of non-recourse project financing on material terms (including, without limitation, those relating to the subordination of the lien of the security for the Term Loan in the applicable project) reasonably approved by lender ("Project Financing") from time to time on a secured basis as to portions of the collateral for the Term Loan that is senior in lien rights to the liens of the Term Loan on such portion of the collateral; and (3) assessments and other liens approved by lender in its sole discretion as part of its due diligence. Project Financing shall not be secured by any lien on Entity Interests or Remaining Property. Except as provided in the next sentence, Project Financing shall only include development and construction financing for projects approved by lender in an approved business plan and shall in all events exclude land financing. Project Financing may include up to a $20,000,000 (out of the $50,000,000 cap) non-recourse secured revolving line of credit for construction costs for residential units (other than high-rise units) in the Weston project.

               (iii)The loan documents will provide for controls, reasonably satisfactory to lender and Borrower, over inter-company loans and advances. In any event, any inter-company loans must be fully subordinate to the Term Loan and all rights in bankruptcy must be assigned to lender.

               (iv) The loan documents shall not restrict any transfers of general or limited partnership interests in the Borrower. However, the Lender shall have the right to consent or not consent to any transfer of a general partner's interest in the Borrower to an entity not controlled by, controlling or under common control with the existing general partner, a corporate restructuring, merger or change of control of either the Borrower or its general partner, or a termination of the Management Agreement (hereinafter defined), provided that Lender's consent shall not be unreasonably withheld in the case where, in Lender's judgment, exercised reasonably under the circumstances, the person or entity directly or indirectly controlling the Borrower and/or the Property after the consummation of such transaction is financially qualified, is reputable, and has either directly or through persons retained or to be retained by it sufficient experience in managing and operating properties and businesses similar to the Property and Borrower's business. In the event that pursuant to the foregoing the Lender withholds its consent to such transfer, restructuring, merger, change-in-control or termination, the Lender shall have the right to accelerate the maturity of the Term Loan or of either Tranche, provided that, in the event of any such acceleration of maturity, repayment of the Term Loan or accelerated Tranche, as applicable, shall be accompanied by payment of an amount equal to the prepayment premiums and/or Yield Maintenance set forth above; provided that solely for the purpose of this clause (iv), the "Specified Rate" to be used in calculating Yield Maintenance shall equal the Specified Rate plus 1%. The following shall, in any event, be conditions to Lender's obligation to give its reasonable approval of any such transfer, restructuring, merger, change in control or termination:

                    (a) Lender shall have been given such written notice of such event as Lender may reasonably require which shall be accompanied by copies (or drafts) of all documents executed or to be executed in connection therewith and such information as Lender may reasonably require concerning the background, experience, financial condition and composition of any entity or person who shall be directly or indirectly controlling or managing the Borrower or the Property;

                    (b)  Lender, upon consummation of the
                         transaction, shall be paid points in the amount of one percent (1%) of the outstanding principal amount of the Term Loan, plus all reasonable costs and expenses not to exceed Thirty Thousand Dollars ($30,000.00) which Lender may incur to evaluate the information and documentation given to it in connection with any of the foregoing events;

                    (c) no default shall exist under the Term Loan either at the time consent is required or on the date of effectiveness of the transaction and no other financing shall be defaulted thereby; and

                    (d)  The new person or entity shall execute
                         such documents and instruments as Lender may reasonably require under the circumstances of the transaction. In any event, Borrower shall remain a single purpose real estate operating company.

               Notwithstanding the foregoing, no transfers, restructurings, mergers or changes of control shall be permitted to the extent same would cause a prohibited transaction for ERISA purposes with lender, cause a default under any Existing Financing or in respect of any other material obligations binding upon the Borrower (e.g., entitlements restrictions).

               (v) Borrower shall maintain a debt service coverage ratio from net cash flow after project financing as to the Term Loan (including payments of interest and required amortization), that is not less than 1.6 to 1, measured quarterly on a rolling four quarters basis. If such coverage is not maintained, no distributions may be made to the partners of the Borrower. An Event of Default shall exist in the event that said coverage ratio is less than 1.3 to 1.

               For purposes of the debt coverage ratio, the net cash flow projected from the sale of Parkway Center will be included in net cash flow for 1997 as if the gross sale price thereof was $28,000,000, and the net cash flow projected from the sale of Weston Cable Company will be included in net cash flow for 1998 as if the sale price thereof was $1,800 per subscriber, using the total number of subscribers as of December 31, 1998, whether or not such closings actually occur during such years (and shall not be included in any other calendar year).

               (vi) The ratio of the total liabilities of the Borrower and its subsidiaries (on a consolidated basis but without duplication), including, but without limitation, all liabilities related to debt, to Net Worth shall not exceed 4:1 at any time all or any portion of the Term Loan remains outstanding. In addition, in no event shall Borrower's Net Worth be less than $40,000,000 and if Borrower's Net Worth is less than $70,000,000 (or will be less than $70,000,000 after any distribution to the partners), no distributions shall be made under clause (viii) of Application of Proceeds under Article I. This covenant shall be determined quarterly in accordance with GAAP. In the event that Tranche A, or any part thereof, is sold to one or more banking institutions, such banking institutions may require FIRREA conforming appraisals once annually on any of Borrower's assets.

               (vii)Subject to clause (viii) below, Borrower may acquire additional land for development provided the following conditions are satisfied: (1) the funding source for acquisition of such additional land shall solely be from proceeds in the Cash Reserve Account;
               (2) no defaults exist under the Term Loan or will result from the acquisition; (3) all acquired land is zoned and permitted primarily for residential or its intended use in compliance with applicable legal requirements (including, without limitation, concurrency); and (4) the total of all land acquired shall not exceed $20 million in acquisition cost on an aggregate basis or $10 million in any year. From and after the second anniversary of the closing of the Term Loan, no additional land shall be acquired for development. Notwithstanding the foregoing, lender acknowledges that the purchase price for the HAE property may be paid over an extended period of time. Notwithstanding anything to the contrary set forth in the Section on Application of Proceeds, net cash flow that otherwise would have been applied to prepay Tranche A principal under clause (x) of Application of Proceeds but which Borrower determines will be required for acquisition of land in accordance with an approved budget may be deposited in the Cash Reserve Account to be used for such purpose.

               (viii) Except as may be required under existing DRI's or to maintain or preserve entitlements, no land shall be acquired or construction or intract lot development shall be commenced as to any real property during any period in which the total of unsold housing units completed or under construction (excluding models and midrise and highrise buildings) exceeds 20% of the prior 12 months closings. As to midrise and highrise buildings, no construction shall be commenced as to such buildings unless 50% of the units therein are subject to binding contracts.

               Lender may waive compliance in whole or in part of one
               or more of the Covenants from time to time in its sole
               and absolute discretion; provided, however, that no
               such waiver shall be binding upon lender unless set
               forth in a writing delivered to Borrower, any such
               waiver shall only be operative to the extent set forth
               in such written waiver and no waiver shall be
               construed as consent to any failure of subsequent
               compliance nor as consent to any failure of compliance
               with any other Covenant.
Interest Rate
Protection:    If requested by lender at closing, Borrower shall
               purchase an interest rate cap on $40 million of indebtedness extending protection against LIBOR exceeding 7% per annum on such amount of indebtedness for a period of two years. Lender shall provide loan proceeds (in addition to the $160 million) to purchase such cap.

Assignments:   The Term Loan shall be evidenced by negotiable
               instruments and lender reserves the rights to transfer portions of its interest in the Term Loan from time to time provided that throughout the term of the Loan
               (prior to any event of default), lender shall be the lead lender on Tranche B and the lead lender on Tranche A if lender retains more than a 25% interest therein, and Borrower shall have reasonable approval over the parties to whom lender desires to transfer portions of its interest in the Loan.

Management
Agreement:     So long as any amounts are outstanding under the Term
               Loan, without the prior written consent of lender, which consent may be granted or withheld in lender's sole and absolute discretion, the existing management, advisory and supervisory agreement (the "Management
               Agreement") between the Borrower and Arvida Company shall not be terminated by either party thereto
               (except that Arvida Company shall have the right to terminate in the event of the removal of the general partner by the limited partners as set forth in the Management Agreement but the same may cause the acceleration of the Term Loan subject to the conditions set forth in clause (iv) under Covenants) nor modified in any material respect. Any new manager or management agreement will be subject to lender's prior reasonable approval. Except as provided above, this condition shall control over any contrary provisions in said Management Agreement. However, any fees or reimbursements or other amounts to be paid to Arvida Company pursuant to said Management Agreement shall be subject to lender's approval from time to time as part of the budget and annual business plan approval process.

Budgeting
and Other
Lender Rights: Within 45 days prior to the commencement of each calendar year, Borrower shall submit proposed operating and capital budgets for the next ensuing calendar year to lender for its review and approval. Once a budget is approved, and except for tolerances agreed to by lender as to certain line items, no unbudgeted expenditures shall be incurred except to the extent that such expenditures result from emergency situations where expenditure is necessary to protect life or preserve property. Budgets shall be accompanied by business/marketing plans for the budget period which shall also be subject to lender approval.

               Budgets/business plans may include material transactions (which shall be subject to lender approval as part of the budget approval) between Borrower and any of its affiliates, provided that such transactions are at prices not less favorable to Borrower than fair market prices and are on terms and conditions not less favorable to Borrower than could be reasonably obtained in an arm's-length basis from unrelated third parties. Representatives of Borrower and lender shall meet no less frequently than quarterly, or at lender's request, monthly, to discuss operating performance, budget variances, capital improvement programs, proposed modifications to marketing plans and other matters relating to the Property and the business activities of Borrower. The management of Borrower shall consult with and shall consider the advice of the representatives of lender. The documents shall provide for mechanisms mutually acceptable to lender and Borrower to resolve disputes between lender and Borrower over approval of the budget.

Defaults:      The documents shall provide for customary "Events of
               Default" and customary notice and cure periods for senior/mezzanine financings made to credit-worthy borrowers, including, without limitation, payment defaults, other monetary defaults, including failure to maintain reserves; incorrect material representations or warranties; failure to comply with covenants, including negative covenants and financial covenants; failure to perform in other material respects under the Loan Documents; cross-default to other Borrower indebtedness, including, without limitation, any Existing Financing or Project
               Financing; involuntary or voluntary receivership or bankruptcy filing by or against Borrower or subsidiary or affiliate included on the organization chart attached hereto as Exhibit A ("Relevant Affiliate") other than those excluded for this purpose in the loan documents; insolvency of Borrower or any subsidiary or Relevant Affiliate other than those excluded for this purpose in the loan documents; and judgments; and ERISA violations.

Recourse:      The Term Loan shall be fully recourse to the Borrower,
               including as to all environmental indemnities, but shall be nonrecourse to all of its general and limited partners. Subsidiaries of Borrower shall guaranty the Term Loan. Deficit capital accounts of the partners of the Borrower and partner obligations to (i) pay amounts to other partners, (ii) contribute capital to the Borrower or (iii) restore capital accounts, shall not be considered assets of the Borrower for purposes of the recourse provisions.

Governing Law: New York or Illinois, at Starwood's election.

II.  CONDITIONS PRECEDENT TO CLOSING.

     Starwood's obligation to make the Term Loan shall be subject to, without limitation, satisfaction of the following "Closing Conditions", any one of which may be waived, in whole or in part, by Starwood, in writing:

          (a)  DUE DILIGENCE.   Starwood shall by October 2, 1996
     have completed, to its satisfaction, all fiscal and financial due diligence with respect to the Property and the Borrower and its subsidiaries and affiliates, including, without limitation, environmental and engineering due diligence, due diligence relating to the compliance of the Property and Borrower and its subsidiaries and affiliates with all applicable laws, ordinances, rules and regulations and due diligence relating to the value, expenses, capital expenditures, income, liabilities of Borrower and its subsidiaries and affiliates, litigation and other matters relating to the Property and Borrower and its subsidiaries and affiliates. Borrower shall cooperate with Starwood and shall grant Starwood access to the Property, to all books, records, files, reports, financial statements, surveys, appraisals, loan documents, partnership documents and other matters relating to the Property and the Borrower and its subsidiaries and Relevant Affiliates and to all personnel, agents and consultants (including attorneys and accountants) of Borrower after reasonable notice to Borrower. Starwood may terminate this Commitment at any time on or before 5:00 P.M. Eastern Standard Time on October 2, 1996, by written notice to Borrower if its due diligence review is unsatisfactory. Failure to give such notice shall not, however, be construed as a waiver of any condition set forth below whether or not review of such matter is part of Starwood's due diligence review. Such due diligence review shall not limit or otherwise affect the nature of the warranties of Borrower contained in the loan documents unless Eugene Gorab or Jay Sugarman have actual knowledge of facts disclosed in any written reports prepared by advisors of lender making any warranty untrue at closing in any material respect.

          (b) OTHER CONDITIONS. Each condition set forth below shall be a condition to lender's obligation to close the loan (any one of which may be waived, in writing, by lender).

               (i)  Title Insurance and Surveys.   At closing
               Borrower will provide to Lender, from an insurance company selected by lender and reasonably approved by Borrower, full extended ALTA lenders policies of title insurance insuring the priority of the real estate collateral subject only to such exceptions as lender may approve, with such endorsements as lender and its counsel may require, including, but without limitation, an endorsement deleting the creditors rights exceptions (Borrower agreeing to provide all financials and certificates as the title company may require to obtain same), elimination of the survey exception by reference to a current, as-built ALTA completion survey to be reviewed and approved by lender and its counsel.

               (ii) No Litigation.   There shall be no material
               adverse (in lender's reasonable judgment) litigation pending or known to be threatened against Borrower or its affiliates, the Property, or lender as it relates to the Term Loan that was not pending or known to be threatened and disclosed to lender prior to October 2, 1996. As to litigation pending and disclosed to lender prior to October 2, 1996, there shall have been no material adverse (in lender's reasonable judgment) development with respect thereto, and in no event shall there be any injunction or other comparable order issued which prevents the closing of the transactions contemplated hereby.

               (iii)No Bankruptcy.   At no time on or before the
               closing date of the transactions contemplated hereby shall any of the following events have occurred with respect to, by or against Borrower or any subsidiary or Relevant Affiliate if as to such Relevant Affiliate it would have a material adverse effect on Borrower:
               (a) the commencement of a case under Title 11 of the U.S. Code, as now constituted or hereafter amended, or under any other applicable federal or state bankruptcy or similar law; (b) the appointment of a trustee or receiver of any property interest; (c) an assignment for the benefit of creditors; (d) an attachment, execution or other judicial seizure of a substantial property interest; (e) the taking of, failure to take, or submission to, any action indicating an inability to meet its financial obligations as they accrue; or
               (f) a dissolution or liquidation.

               (iv) No Condemnation.   At no time on or before the
               closing date of the transactions contemplated hereby shall any proceedings have been commenced with respect to the condemnation or taking by eminent domain of any material (in lender's reasonable determination) portion of the Property nor shall any portion of the Property been conveyed in lieu of any such condemnation or eminent domain proceeding.

               (v)  No Casualty.   At no time on or before the
               closing date of the transactions contemplated hereby shall there have occurred any destruction of or damage or loss to any material (in lender's reasonable judgment) portion of the Property from any cause whatsoever, unless the same has been fully repaired and restored as of the Closing Date.

               (vi) Material Adverse Change.   There shall be no
               material adverse change with respect to the operation, financial condition or prospects of the Borrower, its subsidiaries or Relevant Affiliates, taken as a whole, since June 30, 1996 or the Property since October 2, 1996.

               (vii)Loan Documents.   Borrower and Starwood shall
have reasonably agreed upon the form of all loandocuments,
including, without limitation, loanagreements, mortgages, notes,
trust indentures,   servicing agreements, intercreditor agreements
(if required), cash collateral account agreements and thelike, customary and appropriate for senior/mezzaninefinancings to credit-worthy borrowers and includingsuch additional provisions, warranties, conditions toclosing and covenants (it being understood, however,that there would be no financial covenants
[other than reporting requirements] in addition to those specified herein and no additional restrictions on financing or acquisition of land or construction of houses orresidential projects in addition to those specifiedherein) as are customary, such as warranties relatingto Borrower (including, without limitation, as to its status as a real estate operating company), its subsidiaries and Relevant Affiliates and the Property, requirements for attorneys' opinions, evidence of corporate and partnership existence and authority,delivery of requisite approvals, indemnities (subjectto the limitations set forth under Section I entitled "Recourse") by Borrower (including, without limitation, for ERISA, securities violations and environmental), insurance requirements, provisionsrelating to casualty and condemnation and reporting requirements.

     (c)  BORROWER CONDITIONS.   Borrower's obligations to close the
Loan and borrow the funds is expressly conditioned upon (i) Borrower's having reasonably agreed to the form of all of the loan documents, including, without limitation, loan agreements, mortgages, notes, trusts, indentures, servicing agreements, intercreditor agreements (if required), cash collateral account agreements and the like, customary and appropriate for senior/mezzanine financings to credit-worthy buyers as set forth in subparagraph (b)(vii) above and (ii) there not being in effect any injunction or comparable order issued by a court against proceeding with or closing the transaction that is the subject of this Commitment, provided that the Borrower has used reasonable efforts to defend against the issuance of such injunction or the entry of such order and in the event of the issuance of such injunction or order the Outside Closing Date will be extended until December 15, 1996, if necessary, for Borrower to seek the dissolution, removal or vacation of such injunction or order.

III. EXCLUSIVITY AND BREAK UP FEE.

     In consideration of the issuance of this Commitment and the considerable efforts, opportunity cost, and expenses which Starwood has incurred and will incur in analyzing and negotiating this Commitment with you and in order to induce Starwood to proceed hereunder, Borrower agrees that it will not pursue or negotiate any other offers for (i) one or more portfolio financings or (ii) one or more debt recapitalizations, in either case of a similar size (in the aggregate) or purpose (i.e., to obtain excess financing proceeds which may be distributed to limited partners) to the Term Loan with any third party. The provisions of this grammatical paragraph shall neither apply after the lender's notice to Borrower that it will not proceed with the loan for any reason nor survive the termination of this Commitment.Unless Starwood notifies Borrower, in writing, that Starwood has elected not to proceed with the Term Loan due to matters disclosed in its due diligence review, in the event that within a period commencing July 29, 1996 and ending on the Outside Closing Date, Borrower enters into an agreement for (i) one or more portfolio financings, or (ii) one or more debt recapitalizations, in either case of a similar size (in the aggregate) or purpose (i.e., to obtain excess financing proceeds which may be distributed to limited partners) to the Term Loan with any third party, Borrower agrees to pay to Starwood, within five days following Starwood's written demand therefor, a "Break-Up Fee" in an amount equal to (i) Two Million Four Hundred Thousand Dollars ($2,400,000.00) if such agreement is not with an Affiliated Third Party, or (ii) Four Million Four Hundred Thousand Dollars ($4,400,000.00) if such agreement is with an Affiliated Third Party. The "Break-Up Fee", together with the expense reimbursement for which provision is made in Article IV, will constitute agreed and liquidated damages in full payment of all obligations of Borrower to Lender related to or arising out of this Commitment and the transaction that is the subject hereof and such amounts constitute Lender's sole and exclusive remedy in such event, except that (i) if no Break-Up Fee is payable hereunder the provisions of the following paragraph may apply and (ii) the provisions of Article V and the penultimate paragraph of
Article IV shall apply notwithstanding the foregoing. For purposes hereof, an "Affiliated Third Party" shall be any entity in which any executive officer (Senior Vice President or above), director or direct or indirect owner of a general partner of Borrower or of JMB Realty Corporation has a direct or indirect material interest (and, for this purpose, a "material" interest shall include, without limitation, any entitlement to receive distributions of or on promoted or carried interests or any entitlement to receive fees).Notwithstanding any provision set forth in this Commitment to the contrary, in the event of Borrower's default or breach in closing the transaction that is the subject of this Commitment, other than a circumstance in which the Borrower is required to pay a Break-Up Fee, in which case the obligation to pay the Break-Up Fee shall control, Borrower will pay to lender, as agreed and liquidated damages, the sum of $1,600,000.00 ("Liquidated Damages Amount"), it being agreed that in such event Lender will suffer damages incapable of exact ascertainment, and after payment thereof by Borrower to Lender neither party will have any further rights or obligations pursuant to this Commitment, and such amount constitutes lender's sole and exclusive remedy except that the provisions of Article V and the penultimate paragraph of Article IV shall survive.

IV.  EXPENSES; LITIGATION COSTS.

     All expenses and costs associated with lender entering into this Commitment and with the preparation and negotiation of the loan documents and the closing of the Term Loan, and all reasonable out of pocket expenses incurred by lender in connection with its due diligence, including, but without limitation, survey and title costs, recording and filing fees and taxes, fees of independent consultants and all attorneys' fees, costs and expenses with respect to the foregoing shall be paid on the following basis:


          (a) In the event that the Term Loan does not close due to a default by lender in its obligation to fund, Borrower shall not be obligated to pay any of such costs and expenses of lender;

          (b) If the Term Loan closes, Borrower shall pay all of the aforesaid costs, provided that the maximum amount to be paid by Borrower on account of lender's attorneys' fees and costs, lenders' third party consultants and travel and lodging for lenders' employees shall not exceed $325,000.00;

          (c) In the event that lender terminates this Commitment under Subsection (a)of Section II, or if a Break-Up Fee is paid, the maximum required reimbursement for all such costs and expenses by Borrower shall be $100,000.00; and

          (d) In all other instances (except where there has been paid the Liquidated Damages Amount) the maximum required cost reimbursement by Borrower shall be $325,000.00.

     If the Term Loan closes, all closing costs, expenses and fees shall be paid by Borrower at closing. Otherwise, Borrower shall pay same (provided and to the extent Borrower is required to pay same hereunder) within thirty (30) business days of receiving an invoice therefor.

     In the event of any litigation between the parties hereto respecting this Commitment, the costs and expenses, including, without limitation, reasonable attorneys' fees, court costs, and costs of appeal of the prevailing party shall be paid by the other party.

     Each party, by its execution and/or acceptance hereof, hereby represents and warrants to the other party that it has the full power and authority to execute, deliver and perform this Agreement and that this Agreement has been duly and validly executed and delivered by such party and is enforceable against such party subject to and in accordance with its terms.

V.   INDEMNITY.

     Borrower hereby agrees to indemnify and hold harmless Starwood and its affiliates, including, without limitation, BSS Capital II, L.L.C. ("BSS") and all of their respective members, officers, directors, managers, partners, employees, agents, counsel and direct or indirect owners from and against (A) all claims for brokerage or finders fees or commissions relating to the transactions contemplated by the Commitment unless such broker or finder was employed by Starwood and (B) any and all loss, cost, expense or liability incurred by any indemnified party in respect of any claims made by any third party as a result of or in connection with the execution and delivery of this Commitment, any performance pursuant to this Commitment or any publicity, press release, filing or other oral or written statements made by Borrower or its subsidiaries, affiliates or representatives with respect to the transactions contemplated by this Commitment, such indemnity to include, but without limitation, claims of limited partners or of parties currently involved in tendering for such limited partnership interests, provided, however, that in no event shall Borrower have any liability under such indemnification for any loss, cost, expense or liability arising out of (x) any gross negligence, recklessness or intentional misconduct of any indemnified party, or (y) any breach by any indemnified party of the existing Confidentiality Agreement by and between BSS and Borrower, or this Commitment. Borrower agrees, promptly upon demand by Starwood, from time to time, to reimburse the undersigned for all such indemnified losses, costs, expenses and liabilities. Starwood represents that neither it nor any of its affiliates has engaged or has any actual knowledge of any broker or finder in connection with the Term Loan. In no event will Borrower be required to pay more than one law firm for all of the Indemnified Parties. The provisions of this Article V shall survive any termination of this Commitment.

VI.  GOVERNING LAW.

     This Commitment shall be governed and construed in accordance with Illinois law, without regard to conflict of law provisions.

VII. ENTIRE AGREEMENT.

     This commitment and the exhibits hereto represent the entire understanding of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements, discussions, negotiations and understandings, including, without limitation, that certain letter dated July 29, 1996 between BSS and Borrower, as extended, but excluding that certain Confidentiality Agreement dated July 18, 1996 between BSS and the general partner of Borrower which shall survive the execution hereof and remains in full force and effect.

VIII.ACCEPTANCE OF COMMITMENT.

     The Borrower may only accept this Commitment by executing and delivering the enclosed duplicate copies hereof to Starwood on or before September 12, 1996, accompanied by a $100,000 deposit against the cost reimbursement obligations of the Borrower (to be paid by a certified or cashier's check or by wire transfer to Starwood's account). The deposit shall not be construed as a limit on Borrower's obligation for expense reimbursement, the only limit being as set forth in Article IV. In the event this Commitment is not accepted in the manner set forth above on or before September 12, 1996, then this Commitment shall automatically expire and shall be of no further force or effect. In the event that, for any reason, Starwood decides not to proceed with the transactions contemplated herein, then, all out of pocket costs and expenses incurred by lender in connection with the transactions contemplated hereby shall be reimbursed from said deposit in accordance with Article IV hereof, and the balance, if any, shall be returned to the Borrower provided the Borrower shall not be in default of their obligations hereunder. In the event the transactions contemplated hereby fail to close and the Break Up Fee or Liquidated Damages Amount shall be owing to lender, then said deposit may, in the discretion of lender, be applied against said Break Up Fee or Liquidated Damages Amount, as applicable. In the event that the transactions contemplated hereby close, then said deposit shall be credited against the Loan Fees and the Borrower shall pay Starwood's costs and expenses as more fully set forth in Article IV.

IX.  TERMINATION.

     Either party shall have the right to terminate this Commitment (other than with respect to Borrower's Obligations under Articles III (with respect to any accrued obligation to pay the Break-Up Fee or Liquidated Damages Amount), IV and V hereof which shall survive any such termination) if the Term Loan has not closed by the Outside Closing Date, without a breach or default by either party.

X.   STANDSTILL.

     The provisions of the first full paragraph on page 3 of that certain Confidentiality Agreement made as of July 18, 1996 between Arvida/JMB Managers, Inc. and BSS Capital II, L.L.C. will be incorporated in the loan documents and will remain in full force and effect and binding upon lender and its affiliates, Representatives and Investors (as said terms are defined in such Agreement) throughout the term of the Loan.

XI.  LENDER'S REPRESENTATION.

     Lender represents and warrants to Borrower that lender has adequate funds and/or resources to fund the Term Loan as contemplated in this Commitment.


     We look forward to working with you on this transaction.

                    Very truly yours,
                    Starwood/Florida Funding, L.L.C.

                    By:  BRM of Delaware, Inc.
                         General Manager

                         By:  /s/  Eugene A. Gorab
                              ------------------------
                              Eugene A. Gorab
                         Executive Vice President



CONFIRMED AND AGREED TO BY:

Arvida/JMB Partners, L.P. , a
Delaware limited partnership

By:  Arvida/JMB Managers, Inc.,
     its general partner

By:    /s/  Stephen A. Lovelette
     ----------------------------
     Name:  Stephen A. Lovelette

                        EXHIBIT A

[Organizational chart of Arvida/JMB Partners, L.P. and certain of its Affiliates]

                         EXHIBIT B

                     EXISTING FINANCING


     1.   $8,100,0000 Loan dated June 17, 1996, from Arvida/JMB
          Partners, L.P. in favor of The Variable Annuity Life
          Insurance Company - Country Isles Shopping Center - Broward County, Florida

     2.   $7,500,000 Loan dated January 2, 1996 from Arvida/Lakes
          Plaza, L.P. in favor of Barnett Bank of Broward County, N.A.
          - Lakes Plaza Shopping Center - Weston,
          Broward County, Florida

     3. Loan dated October 7, 1992 from Arvida/JMB Partners, Center Office Partners, Center Retail Partners and Center Hotel Limited Partnership in favor of The Chase Manhattan Bank (formerly known as Chemical Bank) - Parkway Center (Income Property), Palm Beach County, Florida

     4. $24,000,000 Loan dated January 14, 1994, from Arvida/Grand Bay Limited Partnership through Arvida/Grand Bay Limited Partnership VI, in favor of Barnett Bank of Broward County, N.A. - Grand Bay Condominium, Longboat Key, Sarasota, Florida

                         EXHIBIT C

                     ENTITY INTERESTS

Arvida Corporate Park Associates Joint Venture
Arvida Pompano Associates Joint Venture
Arvida/Boose Joint Venture (Metrodrama)
The AOK Group
Country Isles Associates
Cullasaja Joint Venture
HAE Joint Venture
Ocala 202
Tampa 301 Associates